Exhibit 2

FOR IMMEDIATE RELEASE	29 AUGUST 2017

WPP PLC (“WPP”)

AKQA acquires majority stake in Danish digital agency, DIS/PLAY

WPP announces that its wholly-owned operating company, AKQA, the global brand experience studio, has acquired a majority stake in digital agency DIS/PLAY in Denmark.

DIS/PLAY provides strategy, user experience, design, and technical development solutions to clients. Employing more than 100 people in Copenhagen and Aarhus, DIS/PLAY’s clients include Amnesty International, ECCO and Vestas. The acquisition builds AKQA’s European presence and capabilities while providing DIS/PLAY with access to AKQA’s global network and resources.

DIS/PLAY’s revenues for the year ended 31 December 2016 were DKK 105 million, with gross assets of DKK 49 million, as at the same date.

This acquisition continues WPP’s strategy in developing its services in important markets and sectors and strengthening its capabilities in digital marketing. In Denmark WPP companies (including associates) generate revenues of over US$150 million and employ almost 1,000 people. Collectively, in Scandinavia WPP companies (including associates) generate revenues of almost US$500 million and employ over 2,500 people. WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenue of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. For the first six months of 2017, digital revenues reached 41% of total revenue.

ENDS

Contact:

Feona McEwan, WPP	+44 (0) 20 7408 2204
Chris Wade, WPP